Australian Oilseeds Holdings Limited

126 – 142 Cowcumbla Street, Cootamundra

Site 2: 52 Fuller Drive Cootamundra

PO Box 263 Cootamundra, Australia 2590

August 6, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-1090

Re:	Australian Oilseeds Holdings Limited -
Withdrawal of Registration Statement on Form S-1 (File No. 333-286567)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, Australian Oilseeds Holdings Limited (the “Company”) hereby requests that its Registration Statement on Form S-1 (File No. 333-286567), initially filed with the Securities and Exchange Commission (the “Commission”) on April 15, 2025 (the “Registration Statement”) and all exhibits thereto, be withdrawn effective as of the date hereof or at the earliest practicable date hereafter.

The Registration Statement has not been declared effective, and no securities have been sold pursuant to the Registration Statement. Based on the foregoing, the Company submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a).

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, in accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any questions regarding the foregoing, please contact Debbie Klis of Rimôn P.C., counsel to the Company, at debbie.klis@rimonlaw.com.

Sincerely,

Australian Oilseeds Holdings Limited

By:	/s/ Gary Seaton
By:	Gary Seaton
Title:	Chief Executive Officer and Director